EXHIBIT 99.1

China Liberal Education Holdings Limited Enters into an Agreement and Plan of Merger with AIWAYS Holdings Limited, a Global New Energy Vehicle Brand

BEIJING, China, November 3, 2022 – /PRNewswire/ -- China Liberal Education Holdings Limited (Nasdaq: CLEU) (the “Company” or “China Liberal”), a China-based company that provides smart campus solutions and other educational services, and AIWAYS Holdings Limited (“AIWAYS”), a global new energy vehicle brand, today announced that they have entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which AIWAYS will merge with a wholly-owned subsidiary of the Company, and the issued and outstanding share capital of AIWAYS will be cancelled in exchange for newly issued shares of the Company on the terms and conditions set forth therein in a transaction exempt from the registration requirements under the Securities Act of 1933, as amended (the “Transaction”). Upon consummation of the Transaction, AIWAYS will become a wholly-owned subsidiary of the Company.

Transaction Overview

The Transaction values AIWAYS at an equity value of US$5.5 billion and the Company at an equity value of approximately US$37.9 million. The AIWAYS shareholders and Company shareholders immediately prior to the completion of the Transaction will own approximately 99.2% and 0.8%, respectively, of the outstanding shares of the combined company following the closing of the Transaction. Immediately prior to the completion of the Transaction, the Company’s ordinary shares will be divided into two classes—Class A ordinary shares and Class B ordinary shares—with different voting powers but equal economic rights. Please refer to the Merger Agreement filed as Exhibit 10.1 to a current report on Form 6-K dated November 3, 2022 furnished with the U.S. Securities and Exchange Commission (the “SEC”) by the Company for more details.

The Company’s board of directors (the “Board”) has unanimously: (a) approved and declared advisable the Merger Agreement, the other transaction documents and the Transaction, (b) determined that the Merger Agreement, the other transaction agreements and the Transaction are in the best interest of the Company and the Company’s shareholders, and (c) resolved to recommend that the Company’s shareholders vote to authorize and approve the Merger Agreement, the other transaction agreements and the Transaction. The board of directors and shareholders of AIWAYS have approved the Merger Agreement, the other related transaction agreements and the Transaction.

Certain shareholders of the Company and AIWAYS have each entered into a support agreement (each a “Support Agreement” and collectively “Support Agreements”), agreeing to vote in favor of the Transaction and other proposals as may be reasonably agreed to by AIWAYS and the Company as necessary or appropriate in connection with the consummation of the Transaction.

The Company and AIWAYS anticipate that the Transaction will be completed on or prior to December 31, 2022, subject to the satisfaction of closing conditions set forth in the Merger Agreement, including among other things, receipt of approval by the Company’s shareholders and regulatory approvals (if applicable) and the continuous listing of the Company on the Nasdaq.

Mr. Yang Zhang, CEO of AIWAYS, commented, “I am thrilled about this merger opportunity.  Over the past years, AIWAYS has grown tremendously with the tailwind of a booming new energy vehicles market in China. With access to the capital market, we firmly believe that this combination offers the best opportunities for us to further market expansion, improve innovation and achieve long-term growth goals.”

Ms. Ngai Ngai Lam, Chairwoman and CEO of China Liberal, stated, “We are delighted to announce this combination which allows us to enter electric vehicle industry and explore new market opportunities accordingly. With strong R&D capacity, global insights, and innovative technology, AIWAYS has designed and engineered smart new energy vehicles to meet the quality and safety requirements in both China and Europe. We believe AIWAYS is a perfect partner for us, and this combination will unlock tremendous value for China Liberal by seizing the significant growth opportunities in the fast-moving electric vehicle industry. We expect this transaction will deliver significant value to our shareholders, differentiate our business model and create solid foundation to accelerate our growth.”

The foregoing description of the Merger Agreement and Support Agreements does not purport to be complete and is qualified in its entirety to the full text of the Merger Agreement, Form of Company Support Agreement, and Form of AIWAYS Support Agreement, which are filed as Exhibits 10.1, 10.2, and 10.3, respectively, to a current report on Form 6-K dated November 3, 2022 furnished with the SEC by the Company.

About AIWAYS Holdings Limited

AIWAYS Holdings Limited is a global new energy vehicle (“NEV”) brand that designs, develops and jointly manufactures smart NEVs. AIWAYS has designed and engineered smart NEVs to meet the quality and safety requirements in both China and the European Union. AIWAYS has strategically targeted the underserved mid-price NEV segment, which it believes is a large and fast-growing market in China and Europe with limited NEV model offering relative to the overall large market size. The global AIWAYS network comprises a highly innovative, digitalized plant in Shangrao (China) with an annual capacity of 150,000 vehicles, an R&D center and a design center in Shanghai (China), a battery pack factory in Changshu (China) and a European Sales Centre in Munich, Germany.

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About China Liberal Education Holdings Limited

China Liberal, headquartered in Beijing, is an educational service provider in China. It provides a wide range of services, including those under sino-foreign jointly managed academic programs; overseas study consulting services; technological consulting services for Chinese universities to improve their campus information and data management system and to optimize their teaching, operating and management environment, creating a “smart campus”; and tailored job readiness training to graduating students. For more information, please visit the Company’s website at ir.chinaliberal.com.

Safe Harbor Statement

This press release contains certain “forward-looking statements.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the pending transactions described herein, and the parties’ perspectives and expectations, are forward-looking statements. Such statements include, but are not limited to, statements regarding the proposed transaction, including the equity values, the benefits of the proposed transaction, expected revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the transactions. The words “will,” “expect,” “believe,” “estimate,” “intend,” “plan” and similar expressions indicate forward-looking statements.

Such forward-looking statements are inherently uncertain, and shareholders and other potential investors must recognize that actual results may differ materially from the expectations as a result of a variety of factors. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which are hard to predict or control, that may cause the actual results, performance, or plans to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to: (i) risks related to the expected timing and likelihood of completion of the proposed transaction, including the risk that the transaction may not close due to one or more closing conditions to the transaction not being satisfied or waived, such as regulatory approvals not being obtained, on a timely basis or otherwise, or that a governmental entity prohibited, delayed or refused to grant approval for the consummation of the transaction or required certain conditions, limitations or restrictions in connection with such approvals; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of the applicable transaction agreements; (iii) the risk that there may be a material adverse change with respect to the financial position, performance, operations or prospects of the Company or AIWAYS; (iv) risks related to disruption of management time from ongoing business operations due to the proposed transaction; (v) the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the Company’s securities; (vi) the risk that the proposed transaction and its announcement could have an adverse effect on the ability of AIWAYS to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally; (vii) any changes in the business or operating prospects of AIWAYS or its businesses; (viii) changes in applicable laws and regulations; and (ix) risks relating to the combined company’s ability to enhance its services and products, execute its business strategy, expand its customer base and maintain stable relationship with its business partners.

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A further list and description of risks and uncertainties can be found in the proxy statement that will be filed with the SEC by the Company in connection with the proposed transactions, and other documents that the parties may file or furnish with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and AIWAYS, the Company and their subsidiaries and affiliates undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transactions described above and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of AIWAYS or the Company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Participants in the Solicitation

The Company, AIWAYS and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement pertaining to the proposed transaction when it becomes available for the proposed transaction.

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Additional Information and Where to Find It

The Company will file with the SEC and mail to its shareholders a proxy statement in connection with the proposed transaction. Investors and security holders are urged to read the proxy statement when it becomes available because it will contain important information regarding the proposed arrangement. You may access the proxy statement (when available) and other related documents filed by the Company with the SEC at the SEC’s website at www.sec.gov. You also may obtain the proxy statement (when it is available) and other documents filed by the Company with the SEC relating to the proposed arrangement for free by accessing the Company’s website at http://ir.chinaliberal.com/.

For more information, please contact:

China Liberal Education Holdings Limited

Email: ir@chinaliberal.com

Ascent Investor Relations LLC

Ms. Tina Xiao

Email: tina.xiao@ascent-ir.com

Tel: +1 917 609 0333

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